Exhibit (a)(5)(B)

DASSAULT SYSTEMES and EXA Corporation

EXA Definitive Purchase Agreement Joint Conference Call

September 28, 2017

Final

Beatrix Martinez

Dassault Systèmes Director, Investor Relations

Thank you for participating in this conference call regarding the proposed acquisition of Exa Corporation.

Joining us on today’s call from Dassault Systèmes are Bernard Charles, Vice Chairman of the Board of Directors and CEO, Thibault de Tersant, Senior EVP and CFO, and Pascal Daloz, EVP Brands and Corporate Development; and from Exa, we welcome Stephen Remondi, President and Chief Executive Officer.

Before we begin, let me remind you that some of the comments Dassault Systèmes and Exa will make on this call may contain forward-looking statements that are subject to risks and uncertainties, which cannot be predicted or quantified, and which could differ materially from actual results. In addition, the tender offer described in this conference call has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Exa’s common stock. At the time the tender offer is commenced, Dassault Systèmes will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”), and Exa will file a solicitation/recommendation statement with the SEC. Exa’s stockholders are strongly advised to read these documents that will be filed with the SEC, because they will contain important information that Exa’s stockholders should consider before tendering their shares.  Please refer to the Important Information section of the press release announcing the signing of the definitive merger agreement for Dassault Systèmes to acquire Exa Corporation.

I would now like to turn the call over to Bernard Charles.

Bernard Charles

Vice Chairman of the Board of Directors and CEO,

Dassault Systèmes

We would like to welcome you to this jointly-held conference call to discuss the proposed acquisition of Exa Corporation.

Exa is a world-leading software company, which offers a complete simulation solution for science-based design. The company provides unique solutions based on Lattice Boltzmann Method, an advanced technology increasingly in demand from the most innovative customers. Joining forces with Dassault Systèmes will bring a key strength going forward, in a consolidating simulation competitive landscape, where both differentiation and industry specific solutions are valued by our clients.

I will give a brief overview and then Pascal Daloz will review our simulation portfolio and how the addition of Exa’s technology complements it. Exa’s President and Chief Executive Officer, Steve Remondi, will share his perspectives and provide an overview of the company for investors and analysts. Thibault will then provide details on the transaction and review the anticipated timeline and then we will open the call to your questions.

So let’s begin.

Overview

At the heart of Dassault Systèmes is our commitment to delivering virtual universes that extend and improve the real world. We began with that purpose and we continue to invest in research and acquisitions that help us to reach this objective for the industries we serve and our clients and users.

We believe that Science and Technology are integral to achieving this purpose and so we have a deep foundation in many of the sciences — biology, chemistry and material sciences, and in physics with structural, electromagnetics and fluids.

Hand in hand with the deep Scientific Approach is a deep understanding of the industry processes of our clients.

Strengthening Our Industry Solutions Offer on the 3DEXPERIENCE Platform with Next-Generation Fluids Simulation

Therefore, the proposed acquisition of Exa well aligns with our objectives and well complements the investments we have been making in extending our simulation capabilities as part of our industry solution experiences portfolio. In particular, this move will extend SIMULIA’s multi-physics and multi-scale leadership, especially in fluid simulation, further building on what we achieved with the acquisition of XFlow technology in December 2016. Both XFlow and Exa are pioneers in Lattice Boltzmann Method, which has proven to provide the most accurate and fastest fluids simulation results for complex geometries or highly dynamic flow. The Exa team is well-known in mission-critical applications in aerodynamics, thermal management and aeroacoustics.

Therefore, altogether, our technology is well equipped to address   demanding analyses as well as broader fluid simulation requirements, just as we have experienced with our acquisition of Abaqus in structural simulation progressively since 2005.

With fluids comprising 71% of the Earth’s surface and its atmosphere, propelling vehicles, running within cities, and running through our veins, the ability to simulate the impact of highly dynamic fluids is critical for industries such as automotive and aerospace, as well as for new domains such as biology & health or oil & gas. This is an essential aspect of creating sustainable experiences.

Combining Exa with SIMULIA fluids simulation capabilities (including XFlow technology) gives us a powerful portfolio of solutions for a long list of industry processes. And together we will scale up, meeting the demand for simulating fluids that we can see in every industry, from ensuring passenger comfort in vehicles to developing life-saving medical devices.

As Steve will discuss, Exa’s solutions are widely used in the Ground Transportation industry, and we share many clients in common. Exa is viewed by them as a very reliable partner. We see important benefits through the tight coupling of their fluid simulations with our design software delivered via our industry solutions portfolio. Further, as we have discussed on our earnings conference calls, regulatory and certification requirements are increasing and this will drive increased simulation, as it will be impossible to do so or too expensive through physical tests.

Finally, Exa shares a similar view of the importance of understanding the key industry processes of clients and so together we can expand their industry opportunities in a meaningful manner across a number of our core and diversification industries.

Altogether, Dassault Systèmes will be approaching 16,000 talented people focused on bringing a scientific and industry process approach to help companies across our 12 industries address the massive transformations underway in product development, manufacturing and new business models for a more sustainable world. We look forward to welcoming the 350 plus talented employees from Exa once the transaction is completed.

Let me now turn the call to Pascal to review our simulation offer and how the addition of Exa well complements it.

Pascal Daloz

Dassault Systèmes EVP, Brands & Corporate Development

Thank you, Bernard.

Strengthening Our Offer with

Next-Generation Fluids Simulation

Simulation is an important component of our product portfolio with the SIMULIA brand driving the simulation roadmap and offer for the industries we serve.   SIMULIA helps engineers and designers perform simulation for product, nature, and life — from Products such as individual parts to entire airplanes, to Nature such as oil reservoir geo-mechanics, to Life such as Dassault Systèmes’ Living Heart Project and Virtual Human initiatives.

We began SIMULIA focusing on the largest segment within the simulation marketplace, the structural analysis market and we are now the world leader today.  We extended SIMULIA’s multi-physics, multi-scale simulation offer to electromagnetic simulation — critical to every stage of electronic system design - with the CST acquisition. Last year we also strengthened SIMULIA’s capabilities in fluids simulation with the addition of the XFlow technology, which provides advanced Lattice Boltzmann methods that complement the solutions from Exa Corporation.

Now, when we look at the full picture of 3DEXPERIENCE simulation, with proven solutions for the three main pillars of multi-physics — structures, fluids, and electromagnetics simulation — it is clear that our portfolio is truly unique. SIMULIA is pushing the boundaries of what is possible in each branch of the physics, as well as the tight coupling between them. With best-in-class simulation technology at the heart of at least 52 Industry Solutions and 99 Industry Processes, we can provide an unequalled innovation engine for our current and future customers.

I would like now to introduce Steve Remondi, Exa Corporation’s President and Chief Executive Officer.

Stephen Remondi

Exa Corporation, President and Chief Executive Officer

Thank you, Pascal and on behalf of Exa, I would like to thank everyone for their interest and participation in this joint call.

I would like to spend a few minutes better acquainting you with Exa and outlining the key benefits of this combination for our clients today and our customers of the future.

Exa is a leading provider of fluids simulation software solutions — allowing our customers to digitally simulate and test their product designs. We deliver to our customers the ability to accurately predict aerodynamic, thermal and acoustic performance as they design their new products — enabling them to avoid costly performance failures in the late-stages of their product release cycles.

Our current customer base is heavily concentrated in the ground transportation market but we have recently demonstrated our ability to successfully enter new markets such as aerospace and oil and gas.

With the 3DEXPERIENCE platform, and a shared perspective of focus on industry processes, we expect to drive a significant expansion of our software business as part of Dassault Systèmes’ industry solution experiences.

Exa Corporation

Now let me give you a brief overview of our business focused on enabling better products through simulation-driven design. We are headquartered in Burlington, Massachusetts — just outside of Boston, with over 350 global employees devoted to simulation. The company was   founded in 1992 and we went public in 2012 on the NASDAQ exchange.

Business Overview

We have developed a broad reach across the globe.  For our latest fiscal year ended January 31, 2017, 42% of our revenues came from Europe, 33% from Asia and 25% from the Americas. Our largest markets on an individual basis are the United States, Japan, Germany, France, United Kingdom, South Korea, and China. We go to market almost exclusively through our own direct sales team.

Exa has developed a leading presence in the ground transportation market and are leveraging these strengths into multiple target industries.

•                  We work with nearly all of the leading automotive OEMs and a significant number of highway truck and off-highway machinery OEMs as well as their suppliers. We have demonstrated strong technology leadership and have seen high customer adoption and retention rates.  Ground Transportation clients represented over 90% of our FY17 revenues. However, we still see a large opportunity to grow as this market remains significantly underpenetrated in terms of replacing physical testing with digital testing.

•                  The second industry which we have been addressing is Aerospace. Here we are helping airframe OEMs, jet engine manufacturers and their suppliers with aerodynamics, aeroacoustics and thermal management solutions to very challenging and precise problems.

•                  Most recently, we have entered the Oil & Gas market, where Exa has applications particularly well suited to understanding how subsurface reservoir fluids interact with each other in the presence of the surrounding rock structures.  Our new DigitalROCK solutions will enable customers to better predict how to more cost effectively extract hydrocarbons.

•                  More broadly, with Dassault Systèmes we will be well positioned to extend our market presence as part of its industry solution experiences.

Financial Overview

Turning to our financials, for our latest fiscal year, revenues totaled 72.6 million dollars, increasing 9% in constant currencies. Our license revenue was 60.8 million dollars, growing 12% in constant currencies. We also have project revenue which totaled 11.7 million dollars. Our adjusted fiscal year EBITDA margin was 8.9%, improving from 4.7% in the prior fiscal year. Following several years of heightened investments, we are targeting a progressive improvement in our operating performance on an annual basis.

We released our second quarter and fiscal first half results on August 28, 2017, with total revenue growth of 3% and licenses growth of 4% in constant currencies. Adjusted EBITDA came in at the high end of our guidance range at about breakeven.  Our revenue growth was below our target growth range in the first half of the year due to trade and regulatory uncertainty in the ground transportation market.  Despite these short-term concerns, we continued to invest and position Exa for growth which we guided to return to the mid-teens growth rate in the second half of the year as customers continue their inevitable march towards digital vehicle development.

Our licensing model is largely a recurring software model, with 84% of total revenues in fiscal year 2017 recurring software. More specifically,

we use an annual capacity-based licensing model. Our customers usually purchase simulation capacity under one-year term licenses.

As we look forward to completing this transaction, the Exa team remains committed to the success of our customers.  We believe the combination of Exa and Dassault Systèmes will provide us with the resources and reach to accelerate the delivery of our shared vision of digital engineering into the markets we both serve.

Let me now turn the call to Thibault.

Thibault de Tersant

Dassault Systèmes Senior Executive Vice President and CFO

Thank you, Steve.

Transaction Summary and Anticipated Timeline

Turning to the transaction itself, let me share several key details and take you through the anticipated timeline.

First, this is an all cash acquisition. Pursuant to the merger agreement, Dassault Systèmes will make an all cash tender offer for all the outstanding shares of Exa Corporation’s common stock at $24.25 per share, without interest, representing a fully diluted equity value for Exa of approximately 400 million dollars. The purchase will be funded from our available cash which totaled about 2.8 billion euros at June 30th.  The acquisition is accretive to our earnings at the EPS level for the next twelve months following the acquistion.

Second, we plan to initiate a tender offer in the next ten business days in order to purchase in cash up to 100% of the share capital. Completion of the transaction is subject to Exa’s stockholders tendering a majority of Exa’s outstanding shares, receipt of certain regulatory approvals and other customary closing conditions.

To help in understanding the timeline, the regulatory approvals expected to be required include the United States, Germany and Austria.

Third, subject to these closing conditions, we are presently assuming a completion of the acquisition in the 2017 fourth quarter. We would plan to add Exa to our financial objectives at the time of our fourth quarter earnings release in February, 2018.

Summary

In summary, as you look across our software portfolio we continue to deepen and extend the value creation offer we are providing to customers through our 3DEXPERIENCE platform and industry solution experiences. We have been very careful in the selection of our acquisitions.

The investments we have made in Manufacturing Operations Management and Process Planning & Optimization, for instance, have proven themselves to be critically important to clients and place us at the center of key investments imperatives, most significantly illustrated with the new Boeing contract that we recently announced in July.

In the area of simulation, we have developed a leading technology and market presence, and over the last year have extended significantly our Multi-physics and Multi-scale capabilities and scope, addressing electromagnetics and the fluids simulation markets. We are taking time and care to ensure that we are adopting the best solutions for our clients to respond to critical and expanding requirements of their businesses - for their end-customers, for regulatory and certification, and for sustainable product development harmonizing product, nature and life as Bernard outlined in his comments.

With Exa, we see a deep cultural fit with a strong focus on Science and Industry Processes and strongly complementary technologies. Therefore, we look forward to the completion of the acquisition and look forward to welcoming all Exa employees.

We would now be happy to answer your questions and thank you for your time today.

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Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Exa Corporation’s (“Exa”) common stock described in this communication has not commenced. At the time the tender offer is commenced, Dassault

Systèmes S.E., a European Company incorporated in France (“Dassault Systèmes”), will file, or will cause to be filed, a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”) and Exa will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer. The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and all other documents filed by, or caused to be filed by, Dassault Systèmes with the SEC will be available at no charge on the SEC’s website at www.sec.gov.  The Schedule TO Tender Offer Statement and related materials may be obtained for free by directing such requests to Dassault Systèmes, Attention: Investor Relations at +33 1 61 62 69 24. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free from Exa under the “Investor Relations” section of Exa’s website at http://investor.exa.com/

Forward-looking Statements

The foregoing transcript may contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the control of Dassault Systèmes, are difficult to predict and may cause actual outcomes to differ significantly from any future outcome expressed or implied in the forward-looking statements in this communication. While Dassault Systèmes believes that the assumptions made and the expectations reflected in this material are reasonable, no assurance can be given that such assumptions or expectations will prove to have been correct and no guarantee of whatsoever nature is assumed in this respect. The uncertainties include, inter alia, the risk of a change in general economic conditions and government and regulatory actions. These known, unknown and uncertain factors are not exhaustive, and other factors, whether known, unknown or unpredictable, could cause the Dassault Systèmes’ actual results or ratings to differ materially from those assumed hereinafter. Dassault Systèmes undertakes no obligation to update or revise the forward-looking statements in this material whether as a result of new information, future events or otherwise.